Exhibit 15

FOR IMMEDIATE RELEASE

FUNDRISE ANNOUNCES SIGNIFICANT CREDIT FACILITY FROM J.P. MORGAN
TO EXPAND BUILD-FOR-RENT REAL ESTATE STRATEGY

Investment will make Fundrise one of the three largest Build-for-Rent operators in the US

WASHINGTON, D.C. – March 5, 2024 – Fundrise, the largest direct-to-consumer alternative asset manager in the country, today announced that J.P. Morgan has provided a $770 million credit facility for the platform, which will be used to finance approximately 35 purpose-built rental communities (approximately 4,000 build-for-rent (BFR) units) across the Sun Belt with a specific focus on Georgia, the Carolinas, and Tennessee. The investment would nearly double Fundrise’s existing BFR portfolio and will make it one of the largest operators of the asset class in the US.

“We are thrilled to be working with a world-class partner like J.P. Morgan to expand our build-for-rent footprint,” said Fundrise co-founder and CEO Ben Miller. “Build-for-rent communities are the next great asset class in real estate. As one of the leading BFR platforms, not only are we building much needed housing in high growth markets, but also our investors will participate in the leading trends of real estate growth.”

The commitment from J.P. Morgan comes at a time when mortgage rates rest above 7%, driving strong demand for new rental housing in growth markets. Rather than investing in one-off houses, Fundrise has committed to purpose-built rental communities with diverse amenities akin to modern apartment buildings, a concept the company refers to as “horizontal multifamily.” Fundrise’s existing footprint - which is highly concentrated in the Sun Belt - comprises 5,000 units ($1.35B in value) with a 93% occupancy rate and 4% rent growth YOY.

Fundrise has grown significantly as a real estate investor in recent years even as parts of the market have softened, due in large part to their focus on residential and industrial and lack of exposure to office. The company now has over $2.8 billion in equity under management (AUM) and over two million users. In the last year, the company has expanded beyond real estate into other private market asset classes including venture capital and private credit. These expansions are integral to the company’s overarching strategy: to democratize access to alternatives and develop a landscape of stable investment opportunities tailored for a new generation of investors.

About Fundrise

With more than two million users, Fundrise is the largest direct-to-investor alternative asset manager in the country. For 10+ years, our mission has been to use technology to build a better financial system for the individual. We build software that enables us to develop and deliver investments designed to give our clients a performance edge in any economic environment. Our $2.8+ billion in assets under management include investment vehicles focused on real estate private equity, private credit, and growth equity. You can learn more about Fundrise at Fundrise.com.

###

PRESS CONTACT

DKC | Fundrise@dkcnews.com